                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. Original )*

                              MACROCHEM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    555903103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CUSIP No.  555903103

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            777,400 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                777,400 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               777,400 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.0%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 17 pages

                                  SCHEDULE 13D

CUSIP No.  555903103


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729430

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            630,000 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                630,000 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               630,000 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.1%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 17 pages

                                  SCHEDULE 13D

CUSIP No.  555903103


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Offshore LTD.                        I.D.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WO

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            147,400 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                147,400 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               147,400 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0.9%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 17 pages

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated January 20, 1997, relates to the common stock, par value $.01 per share (the "Common Stock") of Macrochem Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is the original in this Statement, and this Statement is made by WisdomTree Associates, L.P., WisdomTree Offshore, Ltd., and WisdomTree Capital Management, Inc. The address of the principal executive office of the Company is 110 Hartwell Avenue, Lexington, Massachusetts 02173. As reported in its Form 10-Q for the fiscal quarter ended September 30, 1996, as of October 31, 1996 the Company had 15,526,524 shares of Common Stock outstanding.

Item 2.           Identity and Background.

                  This Statement is being filed by WisdomTree Associates, L.P. ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore"), and WisdomTree Capital Management, Inc. ("WTInc") (which entities are hereinafter sometimes collectively referred to as the "Reporting Entities"), which entities may together be deemed to be a "group", although such entities disclaim group membership.

                  WTAssociates is a limited partnership organized under the laws of the State of New York, with a business address at WisdomTree Associates, L.P., 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTAssociates is investing in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less.

                  WTOffshore is a limited liability corporation organized under the laws of the Cayman Islands, with a business address at WisdomTree Offshore, Ltd., Zephyr House, 5th Fl., P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of WTOffshore is investing in securities of United States based issuers which generally have a market capitalization at the time the investment is initiated of $250 million or less. The officers and directors of WTOffshore, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

Name                         Citizenship          Position; Other Occupation and
                                                  Address

Jonathan L. Steinberg        USA                  Vice President
Scot Rosenblum               USA                  Chairman, Vice President and
                                                  Director
Christopher Wetherhill       Bermuda              President and Director;
                                                  Executive Officer
                                                  The Hemisphere Group Limited
                                                  Hemisphere House
                                                  9 Church Street
                                                  Hamilton, Bermuda

                               Page 5 of 17 pages

Charles Quin                                        Cayman Is., Director;
                                                    Partner
                                                    Quin & Hampson
                                                    George Town,
                                                    Grand Cayman, Cayman Islands

                  WTInc is a corporation organized under the laws of the State of New York, with a business address at WisdomTree Capital Management, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. WTInc is the General Partner of WTAssociates and is the Investment Manager of WTOffshore. The principal business of WTInc is the management of WTAssociates. The officers and directors of WTInc, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

Name                       Citizenship    Position; Other Occupation and Address

Jonathan L. Steinberg      USA            Chairman, Chief Executive Officer,
                                          Treasurer and Director
Robert Schmidt             USA            President and Director
Scot Rosenblum             USA            Vice President, Secretary and Director
Russell Anmuth             USA            Vice President

Messrs. Steinberg and Anmuth are the officers of WTInc principally involved in investment decisions required of WTInc respecting funds managed by WTInc, which investment discretion may include the power to vote and/or dispose of acquired securities.

                  WisdomTree Administration, Inc. ("WTAdmin") is a corporation organized under the laws of the State of Delaware, with a business address at WisdomTree Administration, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTAdmin is providing portfolio consulting and/or administrative services to WTAssociates, WTOffshore, and/or WTInc. WTAdmin has not been involved in investment decisions respecting securities owned by WTAssoicates and/or WTOffshore.

                  WTInc and WTAdmin are wholly-owned subsidiaries of Individual Investor Group, Inc. ("IIG"), a corporation organized under the laws of the State of Delaware, with a business address at Individual Investor Group, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. The principal businesses of IIG are as an investment manager and as a financial services company which publishes and markets Individual Investor magazine, Ticker magazine, and Individual Investor's Special Situations Report. The officers and directors of IIG, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

                               Page 6 of 17 pages

Name                        Citizenship   Position; Other Occupation and Address

Jonathan L. Steinberg       USA           Chairman, Director and
                                          Chief Executive Officer
Robert Schmidt              USA           President, Chief Operating Officer
                                          Director
Scot Rosenblum              USA           Vice President, Secretary and
                                          Director
Henry Clark                 USA           Controller and Assistant Secretary
Peter M. Ziemba             USA           Director;
                                          Partner - Attorney
                                          Graubard Mollen & Miller
                                          600 Third Avenue
                                          New York, New York 10016
Bruce Sokoloff              USA           Director;
                                          Executive Vice President
                                          Reliance Group Holdings, Inc.
                                          55 East 52nd Street
                                          New York, New York 10055

                  Jonathan L. Steinberg is the Chairman and Chief Executive Officer of IIG and may be deemed to be a controlling person of IIG, WTInc, WTAdmin, and thereby also deemed to be a controlling person of each of WTAssociates and WTOffshore.

                  Messrs. Steinberg, Rosenblum, and Schmidt are also each Limited Partners of WTAssociates.

                  During the last five years, neither the Reporting Entities nor, to the best of the Reporting entities' knowledge, any of the other persons identified in the foregoing Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the close of business on January 17, 1997,  WTAssociates owned 630,000 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $3,693,542.61. The source of funds for acquisition of such Common Stock was available investment capital of
WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                               Page 7 of 17 pages

                  As of the close of business on January 17, 1997, WTOffshore owned 147,400 shares of Common stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $829,319.31. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

Item 4.           Purpose of Transaction.

                  WTAssociates and WTOffshore have acquired the Common Stock owned by each of them for investment purposes. Each entity will continuously evaluate its investment in the Common Stock based on factors including, among others they may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. WTAssociates and WTOffshore each expressly reserves the right to increase or decrease its holdings of Common Stock on such terms or at such times as it may determine. Any purchase or sale of Common Stock may be executed in the open market or in one or more privately negotiated transactions.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons and entities listed n Item 2 hereof, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but each of the Reporting Entities retains the right to take all such actions as each may deem appropriate to maximize capital appreciation in the Common Stock owned by WTAssociates and WTOffshore.

Item 5.           Interest in Securities of the Issuer.

(a) As of the close of business on January 17, 1997, WTAssociates was the record owner and had direct beneficial ownership of 630,000 shares, or approximately 4.1% of the outstanding Common Stock.

                  As of the close of business on January 17, 1997, WTOffshore was the record owner and had direct beneficial ownership of 147,400 shares, or approximately .9% of the outstanding Common Stock.

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 777,400 shares, or approximately 5.0% of the outstanding Common Stock owned of record by WTAssociates and WTOffshore.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have

                               Page 8 of 17 pages
indirect   beneficial   ownership  of  the  Common  Stock  owned  of  record  by
WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg, Schmidt, and Rosenblum may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 630,000 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters.

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the 147,400 shares of Common Stock as to which WTOffshore is the record owner is shared between WTInc. and WTOffshore, although WTInc, as Investment Manager of WTOffshore, is generally vested with sole control of such matters..

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 777,400 shares of Common stock as to which WTAssociates and WTOffshore are the aggregate record owners.

(c) Information concerning transactions in Common Stock effected by the Reporting Entities during the last Sixty (60) days is set forth in Schedule A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Schedule A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant  to  the   agreement   of  limited   partnership   of
WTAssociates, WTInc, as general partner, (i) is generally vested with all investment discretion respecting securities owned

                               Page 9 of 17 pages
by WTAssociates, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTAdmin may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  Pursuant to an investment management agreement between WTOffshore and WTInc, as investment manager WTInc. (i) is generally vested, subject to the control of WTOffshore's Board of Directors, with all investment discretion regarding securities owned by WTOffshore, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1.5% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTAdmin may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  WTAssociates and WTOffshore have no agreement, arrangement or understanding to act in concert with respect to the Common Stock, nor is WTInc and/or WTAdmin under any obligation to exercise investment discretion on behalf of WTAssociates and/or WTOffshore in any concerted fashion.

                  Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Entities, nor are there any contracts, arrangements, understanding or relationships between the Reporting Entities and the other persons and entities included in
Item 2, or, to the best knowledge of the Reporting Entities, between the persons and entities included in Item 2, with respect to the Common Stock.

Item 7.           Material to be Filed as Exhibits.

Exhibit A -               Transactions in Common Stock
Exhibit B -               Form of Margin Agreement



                               Page 10 of 17 pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:            January 20, 1997       WISDOMTREE ASSOCIATES, L.P.

                                         By: WisdomTree Capital Management, Inc.
                                             General Partner


                                         By:  /S/:  Scot Rosenblum
                                             -----------------------------
                                             Name:   Scot Rosenblum
                                             Title:  Vice President


Dated: January 20, 1997                       WISDOMTREE OFFSHORE, LTD.


                                         By:  /S/:  Scot Rosenblum
                                             -----------------------------
                                             Name:   Scot Rosenblum
                                             Title:  Director


Dated:            January 20, 1997       WISDOMTREE CAPITAL MANAGEMENT, INC.


                                         By:  /S/:  Scot Rosenblum
                                              ----------------------------
                                              Name:   Scot Rosenblum
                                              Title:  Vice President




                               Page 11 of 17 pages

                                   EXHIBIT A


WisdomTree Associates, L.P.

Date              Per Share $ Price       # Shares Acquired (Disposed)

11/21/96          4.88                      5,000
11/22/96          4.88                      7,500
11/27/96          5.25                      42,500
11/27/96          4.93                      1,000
11/29/96          5.89                      75,000
12/06/96          5.45                      2,500
12/06/96          5.05                      1,700
12/06/96          5.55                      5,000
12/06/96          5.43                      7,500
12/06/96          5.49                      2,500
12/06/96          5.18                      5,000
12/06/96          5.30                      5,000
12/09/96          5.69                      5,000
12/10/96          6.05                      25,000
12/10/96          5.71                      17,000
12/12/96          5.37                      2,600
12/30/96          6.10                      30,000
12/31/96          6.55                      10,000
12/31/96          6.43                      15,000
12/31/96          6.16                      5,000
12/31/96          6.63                      10,000
12/31/96          6.44                      15,000
12/31/96          6.63                      25,000
01/02/97          6.12                      725
01/03/97          6.15                      1,000
01/03/97          6.21                      825
01/06/97          6.05                      5,000
01/06/97          6.10                      600
01/07/97          5.90                      750
01/08/97          5.96                      10,000
01/08/97          6.08                      1,500
01/10/97          5.72                      5,000
01/10/97          5.69                      1,200
01/13/97          5.63                      14,000
01/14/97          5.68                      2,500
01/15/97          5.93                      2,500

                               Page 12 of 17 pages

Date              Per Share $ Price                 # Shares Acquired (Disposed)

01/15/97          5.92                      500
01/16/97          6.04                      22,000
01/17/97          6.18                      2,000
01/17/97          6.06                      9,600

WisdomTree Offshore, Ltd.

Date              Per Share $ Price                 # Shares Acquired (Disposed)

12/05/96          5.02                      8,500
12/11/96          5.48                      500
12/13/96          5.50                      7,500
12/13/96          5.30                      6,500
12/16/96          5.32                      7,500
12/16/96          5.24                      4,000
12/17/96          4.93                      5,000
12/18/96          5.19                      4,000
12/19/96          5.39                      10,000
12/20/96          5.46                      1,900
12/23/96          5.30                      2,000
12/23/96          5.43                      5,500
12/23/96          5.38                      6,000
12/23/96          5.14                      4,000
12/24/96          5.67                      20,000
12/26/96          5.90                      200
12/27/96          5.86                      5,000
12/27/96          6.05                      18,000
12/30/96          6.29                      500
12/30/96          6.32                      800
12/30/96          6.24                      10,000

                               Page 13 of 17 pages